UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: January 19, 2022

(Date of earliest event reported)

Umpqua Holdings Corporation

(Exact name of registrant as specified in its charter)

Oregon	001-34624	93-1261319
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

One SW Columbia Street, Suite 1200

Portland, Oregon 97258

(address of Principal Executive Offices) (Zip Code)

(503) 727-4100

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ☒ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ☐ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ☐ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ☐ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	TRADING SYMBOL	NAME OF EXCHANGE
Common Stock	UMPQ	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  [ ☐ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [ ☐ ]

Item 8.01 Other Events.

As previously announced, on October 11, 2021, Umpqua Holdings Corporation (“Umpqua”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Columbia Banking System, Inc. (“Columbia”) and Cascade Merger Sub, Inc. (“Merger Sub”), pursuant to which (i) Merger Sub will merge with and into Umpqua, with Umpqua as the surviving entity (the “First Merger”), (ii) immediately following the First Merger, Umpqua will merge with and into Columbia, with Columbia as the surviving entity (together with the First Merger, the “Mergers”), and (iii) promptly following the consummation of the Mergers, Columbia State Bank, a wholly-owned subsidiary of Columbia, will merge with and into Umpqua Bank, with Umpqua Bank as the surviving bank (together with the Mergers, the “Proposed Transaction”).

This Current Report on Form 8-K (this “Form 8-K”) is being filed to supplement the Joint Proxy Statement/Prospectus (the “Joint Proxy Statement/Prospectus”) (i) included in Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-261281 (the “Registration Statement”), filed by Columbia with the U.S. Securities and Exchange Commission (the “SEC”) on December 2, 2021 and declared effective by the SEC on December 3, 2021, (ii) filed by Columbia with the SEC as a prospectus on December 3, 2021, (iii) filed by Umpqua with the SEC as a definitive proxy statement on Schedule 14A on December 3, 2021 and (iv) mailed by Columbia and Umpqua to their respective shareholders commencing on or about December 7, 2021. As previously disclosed in the Joint Proxy Statement/Prospectus, as of December 3, 2021, three purported holders of Umpqua common stock had filed complaints relating to the Proposed Transaction in the U.S. District Court for the Southern District of New York: Neely v. Umpqua Holdings Corporation et al., No. 1:21-cv-10171 (filed November 30, 2021) (“Neely”); Wang v. Umpqua Holdings Corporation et al., No. 1:21-cv-10143 (filed November 30, 2021) (“Wang”); Mackie v. Umpqua Holdings Corporation et al., No. 1:21-cv-10237 (filed December 1, 2021) (“Mackie”). As of January 19, 2022, five additional purported holders of Umpqua common stock had filed complaints relating to the Proposed Transaction in the United States District Courts. Three of those complaints were filed in the U.S. District Court for the Southern District of New York: Mason v. Umpqua Holdings Corporation et al., No. 1:21-cv-10912 (filed December 20, 2021) (“Mason”); Wilson v. Umpqua Holdings Corporation et al., No. 1:22-cv-00090 (filed January 5, 2022) (“Wilson”); and Jones v. Umpqua Holdings Corporation et al., No. 1:22-cv-00122 (filed January 6, 2022) (“Jones”). One of the complaints was filed in the U.S. District Court for the Eastern District of New York (Green v. Umpqua Holdings Corporation et al., No. 1:21-cv-06729 (filed December 4, 2021) (“Green”)), and another complaint was filed in the U.S. District Court for the Eastern District of Pennsylvania (Ciccotelli v. Umpqua Holdings Corporation et al., No. 2:21-cv-05610 (filed December 23, 2021(“Ciccotelli”)). The Neely, Wang, Mackie, Mason, Green, Ciccotelli, Wilson and Jones complaints name Umpqua and its directors as defendants. The Neely and Mackie complaints also name Columbia and Merger Sub as defendants. In addition, two purported holders of Columbia common stock have filed complaints relating to the Proposed Transaction. One of the complaints was filed in the U.S. District Court for the Southern District of New York (Raul v. Columbia Banking System, Inc. et al., No. 1:21-cv-10573 (filed December 10, 2021) (“Raul”)), and the other complaint was filed in the Superior Court for the State of Washington, King County (Delman v. Clint E. Stein et al., No. 21-2-16297-1 SEA (filed December 13, 2021) (“Delman”)). The Raul and Delman complaints name Columbia and its directors as defendants, and the Delman complaint also names Umpqua as defendant. The federal complaints generally allege that the Registration Statement contains material omissions in violation of Section 14(a) and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder, and the state complaint alleges state law claims of breach of fiduciary duty, aiding and abetting such breach of fiduciary duty, and fraudulent and negligent misrepresentation. The complaints seek various legal and equitable relief, generally including, among other things, orders (i) enjoining the defendants from proceeding with, consummating or closing the Proposed Transaction until the allegedly omitted information is disclosed, (ii) rescinding the Mergers if consummated, or awarding rescissory damages, (iii) directing the Umpqua board of directors and Columbia board of directors to file a corrected Joint Proxy Statement/Prospectus, and (iv) awarding plaintiffs’ costs, including attorneys’ fees. Columbia or Umpqua may be named in additional similar complaints. If such additional complaints are filed, absent new or different allegations that are material, Columbia and Umpqua will not necessarily announce such additional filings. Columbia and Umpqua believe that the claims asserted in the complaints are without merit and specifically deny that any supplemental disclosure was or is required under applicable law. However, in order to moot certain of the plaintiffs’ disclosure claims in the complaints, to avoid nuisance, potential expense and delay, and to provide additional information to shareholders of Columbia and Umpqua, and without admitting any liability or wrongdoing, Columbia and Umpqua have determined to voluntarily supplement the Joint Proxy Statement/Prospectus with certain disclosures set forth herein. Columbia, Umpqua and the other named defendants deny that they have violated any laws or breached any duties to Columbia’s or Umpqua’s shareholders, as applicable. Nothing in this Form 8-K shall be deemed to be an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. The information contained in this Form 8-K is incorporated by reference into the Joint Proxy Statement/Prospectus.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

The information set forth below supplements the Joint Proxy Statement/Prospectus and should be read in conjunction with the Joint Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Joint Proxy Statement/Prospectus. All page references below are to pages in the Joint Proxy Statement/Prospectus, and terms used below shall have the meanings set forth in the Joint Proxy Statement/Prospectus (unless otherwise defined below).

The following disclosures hereby replace the entirety of the disclosures appearing on page 79 of the Joint Proxy Statement/Prospectus in the section entitled “Opinion of Columbia’s Financial Advisor—Columbia and Umpqua Selected Companies Analysis”:

KBW’s analysis showed the following concerning the financial performance of Columbia, Umpqua and the selected companies:

			Selected Companies
	Columbia	Umpqua	75th Percentile	Average	Median	25th Percentile
MRQ Core Return on Average Assets(1)	1.28%	1.55%	1.81%	1.49%	1.42%	1.24%
MRQ Core Return on Average Tangible Common Equity(1)	14.88%	17.44%	21.33%	19.55%	18.74%	16.19%
MRQ Net Interest Margin	3.16%	3.20%	3.44%	3.08%	3.23%	2.82%
MRQ Fee Income / Revenue Ratio(2)	15.2%	28.4%	24.8%	17.8%	16.7%	12.2%
MRQ Noninterest Expense / Average Assets	1.89%	2.51%	1.73%	1.83%	1.81%	1.96%
MRQ Efficiency Ratio (%)	54.4%	58.7%	48.3%	52.5%	52.2%	58.6%

(1)

Core net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill impairment and nonrecurring items as defined by S&P Capital IQ.

(2)	Excluded gains / (losses) on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Columbia, Umpqua and the selected companies:

				Selected Companies
	Columbia		Umpqua	75th Percentile	Average	Median	25th Percentile
Tangible Common Equity / Tangible Assets	8.86	%(1)	9.09%	8.83%	7.94%	7.95%	7.17%
Total Risk-Based Capital Ratio	14.51	%(1)	15.41%	15.10%	14.55%	14.54%	14.03%
Loans HFI / Deposits	63.3	%(1)	84.7%	63.3%	69.4%	66.4%	71.4%
Loan Loss Reserves / Loans	1.48	%(1)	1.24%	1.46%	1.27%	1.31%	1.18%
Nonperforming Assets / Loans and OREO	0.33%		0.15%	0.35%	0.47%	0.36%	0.65%
MRQ Net Charge-offs / Average Loans	(0.01%)		0.24%	(0.02%)	0.00%	0.01%	0.03%

(1)	Adjusted pro forma for Columbia’s acquisition of Bank of Commerce Holdings as if closed on June 30, 2021.

In addition, KBW’s analysis showed the following concerning the market performance of Columbia, Umpqua and the selected companies:

			Selected Companies
	Colombia	Umpqua	75th Percentile	Average	Median	25th Percentile
One-Year Price Change	55.1%	67.3%	84.8%	77.5%	58.7%	52.2%
Year-to-date Price Change	12.5%	37.7%	38.0%	33.1%	24.6%	11.5%
Price / Tangible Book Value	1.87x (1)	1.67x	2.39x	2.25x	2.16x	2.03x
Price / 2021 EPS Estimate	13.9x	11.3x	14.4x	13.9x	13.8x	13.0x
Price / 2022 EPS Estimate	14.0x	12.2x	16.5x	15.0x	14.7x	14.0x
Price / 2023 EPS Estimate	13.4x	11.0x	14.4x	13.4x	13.1x	12.2x
Dividend Yield	3.0%	4.0%	3.5%	2.9%	2.9%	2.4%
LTM Dividend Payout Ratio	38.0%	37.0%	49.0%	38.9%	41.8%	33.7%

(1)	Adjusted pro forma for Columbia’s acquisition of Bank of Commerce Holdings as if closed on June 30, 2021.

The low and high stock price-to-tangible book value per share multiples of the selected companies were 1.51x and 3.39x, respectively, the low and high stock price-to-2021 estimated EPS multiples of the selected companies were 9.7x and 20.4x, respectively, the low and high stock price-to-2022 estimated EPS multiples of the selected companies were 11.0x and 19.7x, respectively, and the low and high stock price-to-2023 estimated EPS multiples of the selected companies were 10.0x and 17.8x.

The following disclosure amends and restates in its entirety the first paragraph on page 81 of the Joint Proxy Statement/Prospectus in the section entitled “Opinion of Columbia’s Financial Advisor—Columbia Dividend Discount Model Analysis” (supplemental disclosure is bolded and underlined):

Columbia Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate a range for the implied equity value of Columbia. In this analysis, KBW utilized financial forecasts and projections relating to the net income and assets of Columbia provided by Columbia management, and KBW assumed discount rates ranging from 9.50% to 13.50%. The range of discount rates assumed was selected taking into account capital asset pricing model implied cost of capital calculations. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Columbia could generate over the period from June 30, 2021 through December 31, 2025 as a standalone company and (ii) the present value of Columbia’s implied terminal value at the end of such period. KBW assumed that Columbia would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. Implied future excess capital available for dividends that Columbia could generate over the period from June 30, 2021 through December 31, 2025 as a standalone company was calculated generally as any portion of estimated earnings in excess of an amount assumed to be retained by Columbia to maintain the assumed tangible common equity to tangible assets ratio of 8.00%. In calculating the terminal value of Columbia, KBW applied a range of 12.0x to 16.0x Columbia’s estimated 2026 earnings. This dividend discount model analysis resulted in a range of implied values per share of Columbia common stock of $31.31 per share to $44.43 per share, as compared to the closing price of Columbia common stock on October 7, 2021 of $40.38.

The following disclosure amends and restates in its entirety the third paragraph on page 81 of the Joint Proxy Statement/Prospectus in the section entitled “Opinion of Columbia’s Financial Advisor—Umpqua Dividend Discount Model Analysis” (supplemental disclosure is bolded and underlined):

Umpqua Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate a range for the implied equity value of Umpqua. In this analysis, KBW utilized financial forecasts and projections relating to the net income and assets of Umpqua provided by Umpqua management, and KBW assumed discount rates ranging from 9.50% to 13.50%. The range of discount rates assumed was selected taking into account capital asset pricing model implied cost of capital calculations. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Umpqua could generate over the period from June 30, 2021 through December 31, 2025 as a standalone company and (ii) the present value of Umpqua’s implied terminal value at the end of such period. KBW assumed that Umpqua would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. Implied future excess capital available for dividends that Umpqua could generate over the period from June 30, 2021 through December 31, 2025 as a standalone company was calculated generally as any portion of estimated earnings in excess of an amount assumed to be retained by Umpqua to maintain the assumed tangible common equity to tangible assets ratio of 8.00%. In calculating the terminal value of Umpqua, KBW applied a range of 10.0x to 14.0x Umpqua’s estimated 2026 earnings. This dividend discount model analysis resulted in a range of implied values per share of Umpqua common stock of $18.34 to $26.18, as compared to the closing price of Umpqua common stock on October 7, 2021 of $20.85 and an implied transaction value for the proposed mergers of $24.06 per outstanding share of Umpqua common stock based on the exchange ratio and the closing price of Columbia common stock on October 7, 2021.

The following disclosure amends and restates in its entirety the fifth paragraph on page 81 of the Joint Proxy Statement/Prospectus in the section entitled “Opinion of Columbia’s Financial Advisor—Pro Forma Combined Dividend Discount Model Analysis” (supplemental disclosure is bolded and underlined):

Pro Forma Combined Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate an illustrative range for the implied equity value of the pro forma combined entity. In this analysis, KBW used financial forecasts and projections relating to the net income and assets of Columbia provided by Columbia management and financial forecasts and projections relating to the net income and assets of Umpqua provided by Umpqua management, as well as pro forma assumptions

(including, without limitation, the cost savings and related expenses expected to result from the mergers as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Columbia management and Umpqua management, and KBW assumed discount rates ranging from 9.50% to 13.50%. The range of discount rates assumed was selected taking into account capital asset pricing model implied cost of capital calculations. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined entity could generate over the period from June 30, 2022 through December 31, 2026 and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined entity would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. Implied future excess capital available for dividends that the pro forma combined entity could generate over the period from June 30, 2022 through December 31, 2026 was calculated generally as any portion of estimated earnings in excess of an amount assumed to be retained by the pro forma combined entity to maintain the assumed tangible common equity to tangible assets ratio of 8.00%. In calculating the terminal value of the pro forma combined entity, KBW applied a range of 11.0x to 15.0x the pro forma combined entity’s estimated 2027 earnings. This dividend discount model analysis resulted in an illustrative range of implied values per share of the pro forma combined entity’s common stock of $36.26 to $51.77.

The following disclosure amends and restates in its entirety the last paragraph on page 84 of the Joint Proxy Statement/Prospectus in the section entitled “Opinion of Umpqua’s Financial Advisor—Umpqua Public Trading Multiples Analysis”:

Using publicly available information, J.P. Morgan compared selected financial data of Umpqua with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to Umpqua (collectively, referred to in this section as the “Umpqua selected companies”).

The following table lists the companies selected by J.P. Morgan and sets forth the 2022E P/E, P/TBV Regression and 2022E ROATCE for each Umpqua selected company:

	2022E P/E	P/TBV Regression	2022E ROATCE
BOK Financial Corporation	14.1x	1.54x	10.1%
Associated Banc-Corp	13.7x	1.28x	9.1%
Prosperity Bancshares, Inc.	13.5x	2.25x	15.2%
SouthState Corporation	13.1x	1.81x	14.0%
Fulton Financial Corporation	12.8x	1.35x	10.1%
Ameris Bancorp	12.6x	2.00x	13.8%
Western Alliance Bancorporation	12.1x	3.42x	22.8%
BankUnited, Inc.	12.1x	1.28x	9.5%
BancorpSouth, Inc.	11.8x	1.76x	13.5%
Valley National Bancorp	11.6x	1.83x	14.1%
Hancock Whitney Corporation	11.3x	1.64x	13.4%
F.N.B. Corporation	10.9x	1.47x	12.5%
Old National Bancorp	10.8x	1.63x	14.2%

The following disclosure amends and restates in its entirety the second paragraph on page 86 of the Joint Proxy Statement/Prospectus in the section entitled “Opinion of Umpqua’s Financial Advisor—Umpqua Dividend Discount Analysis” (supplemental disclosure is bolded and underlined):

J.P. Morgan calculated a range of implied values for Umpqua common stock by discounting to present value estimates of Umpqua’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Umpqua’s management:

•	the Umpqua management estimates;

•

a terminal value based on 2026 estimated net income (which was based on the Umpqua forecast) and a multiple range of 10.5x to 12.5x, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its experience and judgment;

•	a cost of equity range of 10.5% to 12.5%, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its experience and judgment;

•	a marginal tax rate of 25.0%, as provided by Umpqua management; and

•	a Common Equity Tier 1 target of 10.0%, as provided by Umpqua management.

The following disclosure amends and restates in its entirety the fourth paragraph on page 86 of the Joint Proxy Statement/Prospectus in the section entitled “Opinion of Umpqua’s Financial Advisor—Columbia Public Trading Multiples Analysis”:

Using publicly available information, J.P. Morgan compared selected financial data of Columbia with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to Columbia (collectively, referred to in this section as the “Columbia selected companies”).

The following table lists the companies selected by J.P. Morgan and sets forth the 2022E P/E, P/TBV Regression and 2022E ROATCE for each Columbia selected company:

	2022E P/E	P/TBV Regression	2022E ROATCE
Independent Bank Corp.	16.7x	2.05x	11.6%
First Interstate BancSystem, Inc.	16.0x	2.06x	12.0%
Pacific Premier Bancorp	15.1x	2.23x	13.7%
Banner Corporation	14.2x	1.57x	10.6%
CVB Financial Corporation	14.0x	2.03x	14.0%
Associated Banc-Corp	13.7x	1.28x	9.1%

The following disclosure amends and restates in its entirety the fifth full paragraph on page 87 of the Joint Proxy Statement/Prospectus in the section entitled “Opinion of Umpqua’s Financial Advisor—Columbia Dividend Discount Analysis” (supplemental disclosure is bolded and underlined):

J.P. Morgan calculated a range of implied values for Columbia common stock by discounting to present value estimates of Columbia’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Umpqua’s management:

•	the extrapolated Columbia street estimates;

•

a terminal value based on 2026 estimated net income (which was based on the extrapolated Columbia street estimates as provided by Umpqua management) and a multiple range of 12.4x to 14.5x, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its experience and judgment;

•	a cost of equity range of 9.5% to 11.5%, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its experience and judgment;

•	a marginal tax rate of 27.0%, as provided by Umpqua management; and

•	a Common Equity Tier 1 target of 10.0%, as provided by Umpqua management.

The following disclosure amends and restates in its entirety the sixth paragraph on page 92 of the Joint Proxy Statement/Prospectus in the section entitled “Certain Unaudited Prospective Financial Information—Certain Internal Management Projections for Columbia” (supplemental disclosure is bolded and underlined):

For purposes of extrapolating Columbia’s financial results after 2024, Columbia’s senior management provided KBW with, among other things, estimated pre-tax cost of cash of 1.0% and long-term annual growth rates of 4.0% for Columbia’s net income and earnings per share for the years 2025 and thereafter.

The long-term annual growth rate assumption provided by Columbia management of 4.0% for Columbia’s net income for the years 2025 and thereafter was used at the direction of Columbia management to extrapolate 2025 and 2026 net income estimates for Columbia of approximately $249 million and $259 million, respectively.

The following disclosure amends and restates in its entirety the first full paragraph on page 95 of the Joint Proxy Statement/Prospectus in the section entitled “Interests of Certain Columbia Directors and Executive Officers in the Mergers—Treatment of Columbia Equity Awards” (supplemental disclosure is bolded and underlined):

For an estimate of the amounts that would be realized by each of Columbia’s named executive officers upon a qualifying termination at the effective time in respect of their unvested Columbia equity awards that are outstanding on November 19, 2021, see the section entitled “—Quantification of Potential Payments and Benefits to Columbia’s Named Executive Officers” beginning on page 98. Each of the 12 non-employee members of the Columbia board of directors held, as of November 19, 2021, 1,669 unvested Columbia restricted stock awards. If the mergers were to be completed on November 19, 2021, each of the 12 non-employee members of the Columbia board of directors would receive approximately

$57,480.36 in respect of each director’s 1,669 unvested Columbia restricted stock awards. Accordingly, the estimated aggregate amount that would be realized by the 12 non-employee members of the Columbia board of directors in respect of their unvested Columbia restricted stock awards if the mergers were to be completed on November 19, 2021 is $689,764. The estimated aggregate amount that would be realized by the three Columbia executive officers who are not named executive officers in respect of their unvested Columbia equity awards if the mergers were to be completed and they experienced a qualifying termination on November 19, 2021 is $1,307,377. The amounts in this paragraph were determined using equity awards outstanding as of November 19, 2021 and a price per share of Columbia common stock of $34.44 (the average closing market price over the first five business days following the first public announcement of the mergers on October 12, 2021) and, for purposes of the Columbia PSU awards, assuming achievement of the target level of performance. These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the effective time of the mergers following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by Columbia’s directors and executive officers may materially differ from the amounts set forth above.

The following disclosure is added immediately after the final sentence of the fourth full paragraph on page 23 of the Joint Proxy Statement/Prospectus in the section entitled “Summary—Governance of the Combined Company after the Mergers—Boards of Directors of the Combined Company and the Surviving Bank” and immediately after the final sentence of the fourth paragraph on page 98 of the Joint Proxy Statement/Prospectus in the section entitled “Interests of Certain Columbia Directors and Executive Officers in the Mergers—Board of Directors and Management of the Combined Company and Surviving Bank” (supplemental disclosure is bolded and underlined):

The six additional continuing Umpqua directors and the five additional continuing Columbia directors will be designated prior to closing by the Umpqua board and the Columbia board, respectively, with the goal of establishing a combined board with strong and relevant skills, deep industry knowledge and a diversity of experiences and backgrounds. The compensation received by Columbia’s directors for 2020 is described in Columbia’s definitive proxy statement relating to Columbia’s 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and the compensation received by Columbia’s directors for 2021 will be described in Columbia’s proxy statement relating to Columbia’s 2022 Annual Meeting of Shareholders, when available, and in any information that Columbia files with the SEC that updates or supersedes that information.

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua and Columbia, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia. Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021, June 30, 2021 and September 30, 2021, which are on file with the SEC and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Registration Statement on Form S-4, its Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021, June 30, 2021 and September 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Proposed Transaction, Columbia filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Umpqua and Columbia and a prospectus of Columbia, which the SEC declared effective December 3, 2021. Umpqua and Columbia commenced mailing of the Joint Proxy Statement/Prospectus to Umpqua’s and Columbia’s shareholders seeking certain approvals related to the Proposed Transaction on or about December 7, 2021. Umpqua and Columbia may also file other relevant documents concerning the Proposed Transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AS WELL AS THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders can obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov. Copies of these documents and the filings with the SEC incorporated by reference in these documents can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR 97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Proposed Transaction under the rules of the SEC. Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC. Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus relating to the Proposed Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: January 19, 2022	By:	/s/ Andrew H. Ognall
Andrew H. Ognall
Executive Vice President, General Counsel and Secretary